Exhibit 21

Subsidiaries

Name	Jurisdiction of Organization

Bank of Luxemburg	Wisconsin
Area Development Corporation	Wisconsin
Luxemburg Investment Corporation*	Nevada

* A wholly-owned subsidiary of Bank of Luxemburg